U. S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                   Form 12b-25
                           Notification of Late Filing

                                   (Check One):

                [X] Form 10-K     [  ] Form 11-K     [  ] Form 20-F
                        [  ] Form 10-Q     [  ] Form N-SAR


                 Pursuant to Rule 12b-25 (17 CFR 240, 12b-25) of the
                       General Rules and Regulations under the
                          Securities Exchange Act of 1934


                       For Period Ended:  December 31, 1996


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
______________________________________________________________________________

Part I - Registrant Information

     Full Name of Registrant:  Continental Investment Corporation

     Address of Principal Executive Office:  10254 Miller Road
                                             Dallas, Texas 75238


Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report or semi-annual report/portion therof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

[State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.]

Continental Investment Corporation retained Grant Thornton LLP on
February 5, 1997, as independent certified public accountants to report on the financial statements for the short transition year October 1, 1996 through December 31, 1996. Continental Investment Corporation opted to file a 10-KSB Report for the short year rather than a 10-QSB Report for the period, as reported on its 8-K Report of February 11, 1997.

We have endeavored to obtain all necessary information and audit requirements to meet the filing requirements for Form 10-KSB, both as to form and timeliness. However, Grant Thornton has been unable to complete the final audit by March 31, 1997, due to the short time frame between the time the Company elected to file a 10-KSB and the due date. Therefore, they are in the process of finalizing the audit.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Thomas F. Snodgrass           214                   691-1100
          (Name)                (Area Code)          (Telephone Number)


(2)  Have all other periodic reports required under
     section 13 or 15(d) of the Securities Exchange
     Act of 1934 or section 30 of the Investment
     Company Act of 1940 during the preceding 12        [X] Yes   [ ] No
     months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3)  Is it anticipated that any significant change
     in results of operations from the corresponding
     period for the last fiscal year will be reflected
     by the earnings statements to be included in the
     subject report or portion thereof?                 [ ] Yes   [X] No
     If so: attach an explanation of the anticipated change, both naratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     (See Attachment 1)

Continental Investment Corporation (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1997        By: /S/ Thomas F. Snodgrass
                                Thomas F. Snodgrass
                                President and Treasurer

                           ACCOUNTANT'S STATEMENT


Grant Thornton LLP                                 Suite 3600
Accountants and                                    1445 Ross Avenue
Management Consultants                             Dallas, TX 75202-2774
The U. S. Member Firm of                           214 855-7300
Grant Thornton International                       Fax 214 855-7370


March 31, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We were retained by Continental Investment Corporation on February 5, 1997 as independent certified public accountants to report on the financial statements for the transition period from October 1, 1996 to December 31, 1996.

We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. However, we have been unable to compelte the final audit by March 31 due to the time frame between the period when the Company elected to file a 10-KSB and the due date. Therefore, we are in the process of finalizing the audit.

Very truly yours,

GRANT THORNTON LLP